EXHIBIT 11

           EXECUTONE INFORMATION SYSTEMS, INC. AND SUBSIDIARIES
           STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

                                 Three Months Ended         Six Months Ended
                                      June 30,                  June 30,
                                1996          1995          1996       1995

NET INCOME (LOSS)           $20,992,000 $(39,936,000)  $18,502,000 $(39,817,000)

WEIGHTED AVERAGE NUMBER OF
  COMMON SHARES
  OUTSTANDING                51,878,000   46,590,000    51,865,000   46,268,000

COMMON STOCK EQUIVALENT SHARES
  ASSUMED TO BE ISSUED FOR DILUTIVE
  STOCK OPTIONS AND WARRANTS    926,000          ---       908,000          ---

TOTAL WEIGHTED AVERAGE COMMON
  AND COMMON EQUIVALENT SHARES
  OUTSTANDING                52,803,000   46,590,000    52,773,000   46,268,000


EARNINGS (LOSS) PER COMMON
  SHARE                     $      0.40  $     (0.86)  $      0.35  $     (0.86)























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